
May 11, 2017

Mr. Thomas E. Klema
Secretary
Rockwell Medical, Inc.
30142 Wixom Road
Wixom, Michigan 48393

> **Re:** **Rockwell Medical, Inc.**
> **Additional Soliciting Materials on Schedule 14A**
> **Filed May 9 and 10, 2017**
> **File No. 000-23661**

Dear Mr. Klema:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise as to whether there has been any contact between the company and Mr. David Hagelstein regarding the solicitation of proxies from other shareholders and, if so, the nature of the contact.

Additional soliciting materials filed on May 9, 2017

2. Please qualify statements such as the following as beliefs:

- "It's obvious that Mark Ravich simply has nothing to offer.... their intentions are clearly suspect."

- "Mark Ravich has absolutely nothing of value to offer and would only be destructive to the Board, the Company and the shareholders."

<u>Additional soliciting materials filed on May 10, 2017</u>

<u>Richmond Brothers Has Consistently Misled Rockwell Shareholders</u>

3. Please qualify statements such as the following as beliefs (emphases added):

- "Richmond Brothers has <u>consistently misled</u> Rockwell shareholders"
- "Richmond and Ravich have a long history of .. <u>failing</u> to inform …"
- "Richmond and Ravich did not <u>properly</u> disclose …."

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Peter D. Fetzer, Esq.
        Foley & Lardner LLP